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                             March 18, 2024

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 8, 2024
                                                            File No. 333-274354

       Dear Rushi Shah:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Financial Statements, page F-1

   1. We note that you had net losses in 2021 and for the nine months ended September 30,
                                                        2023. Please tell us
whether you expect to report net income for the year ended December
                                                        31, 2023. If so, please
explain the basis for your belief in light of the net loss of $2.7 million for the nine
month period ended September 30, 2023. If not, please provide updated audited
financial statements for the year ended December 31, 2023, as required pursuant to Rule
8-08(b) of Regulation S-X.
 Rushi Shah
FirstName  LastNameRushi Shah
Mag Mile Capital, Inc.
Comapany
March      NameMag Mile Capital, Inc.
       18, 2024
March2 18, 2024 Page 2
Page
FirstName LastName
General

2.       You state that the common stock qualifies    only for proprietary
broker-dealer quotations
         on the Expert Market.    Please add a risk factor disclosing the
specific reasons why your
         stock is being quoted only on the Expert Market, the uncertainties and risks to shareholders and the impact on the liquidity of the shares being offered for resale. Clarify, if true, that the quotations in the Expert Market are restricted from public viewing and that only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ernie Stern